Mail Stop 4-06

								February 10, 2005

Alan Hoverd
Chief Financial Officer
Open Text Corporation
185 Columbus Street
Waterloo, Ontario Canada N2L 5Z5

	Re:	Open Text Corporation
      Form 10-K for Fiscal Year Ended June 30, 2005
      Form 10-Q for the Quarter Ended September 30, 2005
      File No. 000-27544

Dear Mr. Hoverd:

      We have reviewed your response letter dated December 23,
2005
in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment no. 4 - Note 4 - Goodwill and Note 12 - Commitments and
Contingencies, pages 74 and 85

1. We understand that as part of the resolution of the legal dispute you recorded approximately $1.76 million as additional purchase price related to contingent consideration. Tell us more about how the settlement amounts were determined and why you believe it is appropriate to include the settlement of litigation over a purchase as additional purchase price and not as a charge to the income statement when settled. Provide additional persuasive evidence to support why you believe the settlement amount demonstrates a clear and direct link to the purchase price. Provide a similar analysis for your accounting for the expected litigation costs surrounding the Net
Worth Adjustment for your acquisition of Open Image.

2. We have reviewed your response regarding the reimbursement of approximately $847,000 of legal costs to the Tilbury`s as part of the
August 2005 arbitration award; however, we do not believe you have provided persuasive evidence and analysis to demonstrate that a portion of the arbitration award for the reimbursement of legal costs has a clear and direct link to the purchase price. Explain how you determined it appropriate to record $730,000 of the reimbursed legal costs to the purchase price and why you believe it is clearly and directly linked to the purchase price. Typically legal claims, and the costs associated with those claims, are reflected in the income statement when settled.

Prior Comment no. 5 - Note 5.  Acquired Intangible Assets, page 74

3. You indicate in your response that the amortization of customer relationship assets and core technology should not be accounted for as a cost of sales as these amounts relate to assets that are not directly associated with the production or sale of products and services of the Company. Clarify for us, your reliance on this statement, given the statement in your response that indicates that the customer relationship assets provide a benefit to the Company through revenue growth from "add-ons" acquired from these customers.
In addition, clarify for us whether the Company is currently selling any products associated with your capitalized acquired core technology. We may have further comments.

4. Notwithstanding your response, we believe you should revise to classify amortization expense relating to acquired technology as an element of cost of sales in accordance with SFAS 86. We do not believe it is appropriate to analogize to SAB Topic 11B for revenue-producing intangibles, given the explicit guidance set forth in Question 17 of SFAS 86 FASB Staff Implementation Guide.

Note 9 - Accounts Payable - Trade and Accrued Liabilities

Prior Comment no. 6 - Excess Facility Obligations and Accrual
Relating to Acquisitions, page 77

5. We have reviewed your response to prior comment no. 6 and do not believe you have adequately addressed our comment. In this regard, it appears your response focuses on the amount of transaction related costs that remain as of the recent balance sheet date for each acquisition. However, our comment requested information surrounding the nature and amount of the transaction-related accruals for each of your acquisitions at the respective acquisition date. As previously requested, for each acquisition where you recorded `transaction related costs`, provide us a schedule which identifies the nature and amount of these costs and the basis under which those amounts have been properly included as purchase price under generally accepted accounting principles. Also, provide us a roll forward of these transaction related costs for each subsequent period following the acquisition. Ensure the roll forward describes the type and amount of costs paid and charged against the liability and any adjustments to the liability. For other adjustments to the liability, explain whether it was recorded as an adjustment of the cost of the acquiree or included in the determination of net income with reference to the appropriate authoritative accounting literature.

6. Also, please address the following additional comments as it relates to the specific information that you provided in your response.

      IXOS

* Tell us more about the nature, amount and timing of the Domination
Agreement associated with your acquisition of IXOS. Tell us when this agreement was initially filed and when you recorded the associated accrual. Also, clarify what amount you recorded and how you determined those amounts. Clarify whether this represented a pre-acquisition contingency that you anticipated as of the acquisition date or if you are accounting for these as they become known.

* Based on the information you provided, it appears that the settlement of litigation with minority shareholders of IXOS and GAUSS should be reflected in the income statement when settled.

* Your response suggests that you are accounting for the ongoing work related to the restatements of certain pre-acquisition periods of IXOS, on incurrence, as part of the purchase accounting. Further explain the nature, amount and timing of these costs and why you believe it is appropriate to record these period costs as part of the purchase price. Refer to the respective authoritative literature to support your accounting.

Centrinity

* Your response indicates that as there has been no correspondence from the Government of Ireland, you will reverse the accrual against goodwill in the second quarter of 2006. Tell us how this accounting complies with paragraph 41 of SFAS 141, which requires that after the allocation period, an adjustment that results from a pre-acquisition contingency be included in the determination of net income in the period in which the adjustment is determined.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

							Very truly yours,


							Kathleen Collins
      Accounting Branch Chief
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Alan Hoverd
Open Text Corporation
February 10, 2006
Page 4